A-f 9/3/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

02054041

RECEIVED AUG 2 9 2002 WASH. D.C. 154 SEC MAIL PROCESSING SECTION

SEC FILE NUMBER
8- 18082

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Invemed Associates LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
375 Park Avenue
(No. and Street)

New York (City) NY (State) 10152 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth G. Langone 212-421-2500
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein, Golub & Kessler, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

8-9-16

OATH OR AFFIRMATION

I, Kenneth G. Langone swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Invemed Associates LLC, as of June 30, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public

DEVORA HOSSEINOF
Notary Public, State of New York
Registration #01HO5079488
Qualified in New York County
My Commission Expires June 9, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Members of
Invemed Associates LLC

We have audited the accompanying statement of financial condition of Invemed Associates LLC (a wholly owned subsidiary of Invemed Securities, Inc.) as of June 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Invemed Associates LLC as of June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

August 7, 2002

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com

INVEMED ASSOCIATES LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2002

ASSETS	
Cash	$ 188,856
Securities Owned, at market value	122,588,854
Other Investments, at fair value	44,750,955
Exchange Membership - at cost (market value $2,550,000)	1,687,590
Secured Demand Note Collateralized by Marketable Securities	40,000,000
Property and Equipment, less accumulated depreciation of $1,061,684	1,141,718
Due from Affiliate	551,057
Other Assets	480,440
Total Assets	$211,389,470
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 8,473
Due to broker	500,152
Other liabilities and accrued expenses	11,907,646
	12,416,271
Subordinated Liability	40,000,000
Total liabilities	52,416,271
Commitments and Contingencies	
Members' Equity	158,973,199
Total Liabilities and Members' Equity	$211,389,470

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Invemed Associates LLC (the "Company") is a wholly owned subsidiary of Invemed Securities, Inc. (the "Parent"). The Company is registered under the Securities Exchange Act of 1934 as a broker and dealer in securities and is a member of the New York Stock Exchange, Inc.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

Transactions in securities and related commission revenue and expense are recorded on a trade-date basis. Securities owned are valued at quoted market values and other investments are valued at estimated fair value (see Note 3).

The Company earns underwriting, syndicate and other fees from securities offerings in which the Company acts as an underwriter or agent.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

As a single member limited liability company, the Company is not subject to federal, state or local income taxes. The Company's income or loss is reportable by its member on its corporate income tax return.

2. CONTINGENCIES AND RISKS:

The Company is the general partner of Invemed Fund, L.P. (the "Partnership"), a private investment partnership. As general partner, the Company is contingently liable for all of the liabilities of the Partnership, which were not significant at June 30, 2002.

In addition, the clearing and depository operations for the Partnership's security transactions are provided by one broker. At June 30, 2002, all of the Partnership's owned securities are security positions with the same clearing broker.

3. OTHER INVESTMENTS:

Other investments, which have been valued at an estimated fair value as determined by management in the absence of readily ascertainable market values, consist of investments in limited partnerships, restricted warrants and restricted common and preferred stocks.

Because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

4. CONCENTRATION OF CREDIT RISK:

The Company conducts business with its clearing broker on behalf of its customers and for its own proprietary accounts. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a clearance agreement. In connection therewith, the Company indemnifies its clearing broker for losses that it may sustain from the customer accounts introduced by the Company.

All the securities owned reflected in the statement of financial condition are positions with this clearing broker. The securities owned are subject to margin requirements.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions weekly and to obtain additional deposits where deemed appropriate.

5. NET CAPITAL REQUIREMENT:

As a broker-dealer and member organization of the New York Stock Exchange, Inc., the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the alternative method permitted by the rule, which requires the Company to maintain minimum net capital, as defined, equal to $250,000. At June 30, 2002, the Company had net capital of $126,633,281, which exceeded its requirement of $250,000 by $126,383,281.

6. COMMITMENTS:

The Company's office facilities are leased under a noncancelable operating lease extending through December 2003. The lease contains provisions for rent escalations based on certain costs incurred by the lessor. The aggregate future minimum annual rental commitments are as follows:

Year ending June 30,	
2003	$277,065
2004	138,533
	$415,598

7. RELATED PARTY TRANSACTIONS:

A principal shareholder of the Parent is an officer of the Company and either an officer, shareholder or director of six corporations with which the Company transacts business. The aforementioned principal shareholder of the Parent receives compensation for his services as officer and/or director from all of these corporations. The Company is also a shareholder in four of the corporations.

A subordinated liability pursuant to a secured demand note collateral agreement has been established with the above-mentioned officer of the Company/shareholder of the Parent and has been approved by the New York Stock Exchange, Inc. for inclusion in computing the Company's net capital pursuant to the Securities and Exchange Commission's Uniform Net Capital Rule. The note matures on December 15, 2003 and bears no interest. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's capital regulations governing the withdrawal of subordinated debt.

The estimated fair value of the subordinated debt and the related secured demand note is $36,978,577, based on the borrowing rates currently available to the Company for loans with similar terms and average maturities.

The Company executed a promissory note with a related party, which allows the Company to lend up to the amount of $5,000,000, with interest at the federal funds rate plus 1%. The promissory note shall be repaid in full on the earlier of the written demand of the Company or August 2003.

This related party has been in operation for less than one year and, at the present time, does not have adequate member's capital to repay this loan receivable; therefore, an allowance for loan loss has been recorded in the amount of $4,432,839.

On occasion, the Company will lend funds to its Parent and the affiliate. These loans are noninterest bearing.

The fair value of the loans to the Parent and the affiliate approximate the carrying amount due to the short-term nature of the instruments.

8. EMPLOYEES' PROFIT-SHARING PLAN:

The Company has a profit-sharing plan covering all employees. The plan provides for the Company to contribute up to 15% of employees' fiscal year-end compensation, subject to certain limitations as defined in the plan agreement. Participants may make voluntary contributions to the plan. All participants' account balances are fully vested at all times.

INVEMED ASSOCIATES LLC

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

JUNE 30, 2002

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

SEC MAIL PROCESSING SECTION RECEIVED AUG 2 9 2002 WASH, D.C. 154

To the Members of
Invemed Associates LLC

In planning and performing our audit of the financial statements and supplemental schedule of Invemed Associates LLC (the "Company") for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Invemed Associates LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

August 7, 2002